Exhibit 99.1

FOR IMMEDIATE RELEASE

AMERICAN TECHNOLOGY ANNOUNCES

FISCAL Q3 2008 FINANCIAL RESULTS

Fiscal Q3 2008 Revenues Up 28% Over Same Period Last Year

SAN DIEGO, CA, August 4, 2008 – American Technology Corporation (ATC) (NASDAQ: ATCO), a leading provider of directed sound products and technologies, today announced revenues of $2.7 million for its fiscal third quarter ended June 30, 2008, up 28% from $2.2 million for the same period last year.

“Sales of all our directed sound product lines grew in fiscal Q3, with the largest growth coming from our new LRAD-X™ product series,” remarked Tom Brown, president and chief executive officer of American Technology Corporation. “Since the introduction and initial deliveries of our proprietary LRAD-X systems in late March, we have experienced growing domestic and international acceptance and increasing market demand that is continuing in fiscal Q4.”

“With the fulfillment of a previously announced $1.1 million LRAD RX™ order and the expected deliveries of the recently announced Marine Expeditionary Security Force LRAD 500X™ order and other pending orders, we’re forecasting a strong Q4,” added Brown.

Gross profit for the third fiscal quarter was $1.0 million, or 38% of revenues, compared to a gross profit of $1.0 million, or 46% of revenues, for the quarter ended June 30, 2007. The gross profit percentage on opening LRAD-X shipments was lower than prior year LRAD® product sales due to initial start-up production and freight costs. The Company expects LRAD-X margins to improve through increased production volume.

Operating expenses for fiscal Q3 2008 were $2.6 million, an increase of $354,000 from the quarter ended June 30, 2007. The increase resulted primarily from higher research and development expenses associated with finalizing the LRAD-X product series.

Net loss for the three months ended June 30, 2008 was $1.5 million or $(0.05) per share, compared to a net loss of $1.1 million or $(0.04) per share for the same period last year. The increased loss was attributable primarily to final development costs associated with the Company’s LRAD 1000X™, LRAD 500X and LRAD RX.

For the nine months ended June 30, 2008, the Company reported revenues of $7.3 million, a 12% decrease from $8.3 million for the same period a year ago. For the first nine months of fiscal 2008, gross profit was $2.9 million, or 40% of revenues, compared to $4.1 million, or 49% of revenues, for the same period last year. Revenues and margins were lower due to the Company’s transition to the LRAD-X series and product sales mix.

Operating expenses increased to $8.3 million for the nine months ended June 30, 2008 from $7.0 million for the same period a year ago due mainly to an increase in research and development expenses associated with the development and productization of the Company’s new LRAD-X series including its proprietary pan-and-tilt drive and increased non-cash share-based compensation. The net loss for the nine months ended June 30, 2008 was $5.4 million or $(0.18) per share, compared to a net loss of $2.7 million or $(0.09) per share for the same period last year. The increased loss was attributable to lower sales, increased research and development expenses and increased share-based compensation expense compared to the same period in the prior year.

“Our significant investment earlier this year, enhancing and upgrading our LRAD technology and products, is quickly being repaid through growing order demand for our proprietary LRAD 1000X, LRAD 500X and LRAD RX systems from diverse military and commercial security interests,” commented Brown. “We expect further LRAD-X orders and first shipments of our handheld LRAD 100X™ this quarter will contribute to higher revenues for fiscal year 2008 over 2007.”

Brown concluded, “We will be discussing the fiscal Q3 results and other business developments on our August 5th conference call.”

About American Technology Corporation

American Technology Corporation is Shaping the Future of Sound® by providing directed audio solutions that place clear, highly intelligible sound exactly where needed. ATC’s Long Range Acoustic Device (LRAD®), HyperSonic® Sound, and NeoPlanar® product lines make up the core of an expanding portfolio of directed sound products and technologies. For more information about ATC and its directed sound solutions please visit the company’s web site at www.atcsd.com.

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including but not limited to, the performance of our management team, market acceptance of our directed sound technologies and products, entry of competitors, the possibility our intellectual property protections will not prevent others from marketing products similar to or competitive with our products, potential technical or manufacturing difficulties that could delay product deliveries or increase warranty costs, and other risks identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management’s expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended September 30, 2007 and Form 10-Q for the quarter ended June 30, 2008. American Technology Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

FOR FURTHER INFORMATION CONTACT:

Investor Relations:

Robert Putnam

(858) 676-0519

robert@atcsd.com

American Technology Corporation

Condensed Consolidated Balance Sheets

(000’s omitted)

	June 30, 2008 (Unaudited)	September 30, 2007
ASSETS
Current assets:
Cash and cash equivalents	$3,153	$6,415
Accounts receivable, net	1,601	938
Inventories, net	3,726	3,803
Prepaid expenses and other	318	259

Total current assets	8,798	11,415
Equipment, net	334	422
Patents, net	1,120	1,364
Deposits	58	58

Total assets	$10,310	$13,259

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$886	$772
Accrued liabilities	1,516	871

Total current liabilities	2,402	1,643
Total stockholders' equity	7,908	11,616

Total liabilities and stockholders' equity	$10,310	$13,259

American Technology Corporation

Condensed Statements of Operations

(000’s omitted except share and per share amounts)

(Unaudited)

	For the three months ended June 30,		For the nine months ended June 30,
	2008	2007	2008	2007
Total revenues	$2,748	$2,152	$7,332	$8,318
Cost of revenues	1,704	1,154	4,403	4,243

Gross profit	1,044	998	2,929	4,075

Operating expenses:
Selling, general and administrative	1,731	1,688	5,514	5,416
Research and development	858	547	2,835	1,616

Total operating expenses	2,589	2,235	8,349	7,032

Loss from operations	(1,545)	(1,237)	(5,420)	(2,957)

Other income (expense):
Interest income	25	90	152	296
Finance expense	—	—	(109)	(33)

Total other income (expense)	25	90	43	263

Net loss	$(1,520)	$(1,147)	$(5,377)	$(2,694)

Net loss per share of common stock—basic and diluted	$(0.05)	$(0.04)	$(0.18)	$(0.09)

Average weighted number of common shares outstanding	30,535,207	30,535,207	30,535,207	30,255,564